As filed with the U.S. Securities and Exchange Commission on July 25, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

WuXi PharmaTech (Cayman) Inc.
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer's name into English)

The Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.	Kurt J. Berney, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	O’Melveny & Myers LLP 37th Floor, Plaza 66 1266 Nanjing Road West Shanghai 200040, P.R.C. 86-21-2307-7007
It is proposed that this filing become effective under Rule 466
  ☐  immediately upon filing
☐  on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☒

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing eight (8) ordinary shares of WuXi PharmaTech (Cayman) Inc.	100,000,000	$0.05	$5,000,000	$153.50
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that WuXi PharmaTech (Cayman) Inc. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement. Form of Deposit Agreement dated as of , 2007 among WuXi PharmaTech (Cayman) Inc., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 25, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Melinda L. VanLuit
Name: Melinda L. VanLuit
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China on July 25, 2007.

WuXi PharmaTech (Cayman) Inc.
/s/ Ge Li
By:
Name:	Ge Li
Title:	Chairman and Chief Executive Officer

Power of Attorney

Each of the undersigned officers and directors of WuXi PharmaTech (Cayman) Inc. hereby severally constitutes and appoints Ge Li and Benson Tsang the true and lawful attorneys with full power to them to sign for the undersigned and in their name in the capacities indicated below, any and all amendments, including the post-effective amendments, to this registration statement, and generally to do all such things in the undersigned’s name and behalf in such capacities to enable WuXi PharmaTech (Cayman) Inc. to comply with the applicable provisions of the Securities Act of 1933, as amended, and all rules and regulation thereunder, and all requirements of the Securities and Exchange Commission, and each of the undersigned hereby ratifies and confirms all that said attorneys shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on July 25, 2007.

Signature	Capacity	Date

/s/ Ge Li	Chairman and Chief Executive Officer
Name: Ge Li		July 25, 2007

/s/ Xiaozhong Liu	Director, Executive Vice President
Name: Xiaozhong Liu		July 25, 2007

/s/ Tao Lin	Director, Vice President
Name: Tao Lin		July 25, 2007

/s/ Zhaohui Zhang	Director, Vice President
Name: Zhaohui Zhang		July 25, 2007

/s/ Kian-Wee Seah	Director
Name: Kian-Wee Seah		July 25, 2007

/s/ Sean Tong	Director
Name: Sean Tong		July 25, 2007

/s/ Cuong Viet Do	Director
Name: Cuong Viet Do		July 25, 2007

/s/ Shawn Wang	Director
Name: Shawn Wang		July 25, 2007

/s/ Benson Tsang	Chief Financial Officer and Principal
Name: Benson Tsang	Accounting Officer	July 25, 2007

Signature of authorized representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of WuXi PharmaTech (Cayman) Inc., has signed this registration statement or amendment thereto in New York, New York, on July 25, 2007.

Authorized Representative

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page

(a)	Form of Deposit Agreement.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.